Terra Industries Inc. 600 Fourth Street P.O. Box 6000 Sioux City, IA 51102-6000 Telephone: (712) 277-1340
August 12, 2008
Mr. Joseph Foti
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 3561
100 F Street
Washington, DC 20549-3561

Re:	Terra Industries Inc. File No. 001-08520 Form 10-K: For the Fiscal Year Ended December 31, 2007
Dear Mr. Foti:
This letter contains the response of Terra Industries Inc. (Terra) to your letter dated July 22, 2008. For convenient reference, the comment contained in your letter appears directly above our response to that comment.
Plant Turnaround Costs
1.	In your June 20, 2008 response to our comment about the type and nature of costs deferred as plant turnaround costs you stated that plant turnarounds are performed to replace worn major equipment items and that these replacement items have useful life expectancy of two to three years (consistent with the time until the next turnaround is expected to occur). Based on that description, it appeared that only expenditures for replacing major equipment items (and the associated required direct labor) were capitalized and amortized until the next turnaround is expected to occur (i.e., the turnaround costs) and that all other maintenance and repair expenditures were expensed as incurred. In your July 9, 2008 response to our comment seeking confirmation of whether our initial understanding was correct you state that major equipment replacements which occur in conjunction with a turnaround are assessed to determine if it is a separate capital expenditure which should be capitalized as a separate fixed asset and assigned a different useful life. Based on that description, it appears that expenditures for replacing major equipment items are not capitalized as turnaround costs as your June 20, 2008 response appears to indicate. Therefore please clarify for us the following:
•	Whether expenditures for replacing major equipment items during plant turnarounds are capitalized as plant turnaround costs, as separate fixed assets, or both, and, if both, the specific circumstances under which each particular accounting treatment is prescribed;

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•	Whether costs other than for replacement of major equipment items (and the associated required direct labor) are incurred during plant turnarounds and, if so, whether those costs are capitalized as plant turnaround costs and, if so, your basis for capitalization of such other costs (please be detailed in describing the basis for your accounting, to the extent applicable);

•	With regard to costs other than for replacement of major equipment items (and the associated required direct labor) incurred during plant turnarounds, the nature of such costs in detail, as applicable;

•	With regard to costs other than for replacement of major equipment items (and the associated required direct labor) incurred during plant turnarounds and capitalized as plant turnaround costs, whether such expenditures are presented as operating or investing outflows on your statement of cash flows and, to the extent included in investing outflows, your basis for such presentation as compared to the presentation of repair and maintenance expenditures incurred outside the course of a turnaround as operating outflows.
Apart from replacements of major equipment items, we are not clear how expenditures incurred during the turnaround extend the useful life of major equipment. Please tell us how those costs improve/extend the life of the major equipment that is not replaced beyond its existing useful life. If the costs do not significantly improve or extend the life of the major equipment, we believe that they should not be capitalized. For example, if you perform any repairs and maintenance during the turnaround, those costs should be expensed in accordance with your accounting policy (including parts and materials used during these repairs). In addition, we believe that incidental costs should be expensed as incurred as they do not provide any future economic benefit and, therefore, do not meet the definition of an asset under CON 6. Please advise.
Terra Response:
Major Equipment Items
During a plant turnaround, expenditures for replacing major equipment items are capitalized as separate fixed assets and tracked separately in the fixed asset register. The primary factors that determine a major equipment item are that it is a discrete piece of equipment and has an estimated life exceeding two years.
The installation of major equipment items can occur at any time, but frequently occur during scheduled plant outages, such as a turnaround. As an example, our Verdigris, Oklahoma facility has two primary ammonia, nitric acid and urea ammonium nitrate (UAN) production units (Unit #1 and Unit #2). In August 2007, a turnaround was performed on Unit #1. During the turnaround, we replaced the #1 nitric acid reactor/boiler that had a long lead-time. It was ordered from the equipment manufacturer in October 2005 and had an installed cost of $3,828,367 with an estimated useful life of 18 years, which is consistent with the lives disclosed in our significant accounting policies. That cost was capitalized during the turnaround time frame as a major

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August 12, 2008

equipment item since it represented a discrete asset and its estimated life of 18 years. Another example was an upgrade to the #1 ammonia steam coil that made itself evident during the 2007 turnaround. We found that the old coil design and condition was inadequate for future reliable, continuous operation and an upgrade was required for safety, sustainability and process improvement reliability. The ammonia steam coil was capitalized as a major equipment item with a cost of $612,910 and an assigned life of 18 years.
New and replaced assets are accounted for in accordance with Terra’s accounting policies. The following excerpts from the policies are the procedures for turnaround and fixed asset disposals:
If the turnaround is completed between the 1st and 15th calendar day of the month, amortization will start in that month. If turnaround is completed after the 15th, amortization will start in the following month. If a new turnaround is performed prior to the previous turnaround being fully amortized, the remaining unamortized balance is expensed in the month the new turnaround begins.
Capital assets are retired at the time they are replaced. Any undepreciated balances should be expensed at the time of retirement or replacement. Capital spares not located during a regular cycle count or physical inventory will also be disposed.
Plant Turnaround Costs
Plant turnaround costs do not include costs associated with major equipment items that are capitalized separately. Plant turnaround costs are distinguished from normal repairs and maintenance spending which is expensed as incurred in that, as discussed below, plant turnarounds are associated with activities that benefit future operating results as well as address regulatory mandates.
Our plant turnarounds are periodically performed to ensure the long-term safety, reliability and efficiency of integrated plant machinery at our continuous process production facilities. These plant turnarounds costs are a necessary, required, and regulatory mandated cost of our business. The nature of a turnaround is such that it occurs on less than an annual basis and requires a multi-week shutdown of plant operations. Specific procedures performed during the turnaround include the disassembly, inspection and replacement of plant machinery (boilers, pressure vessels, piping, heat exchangers, piping etc.) and rotating equipment (compressors, pumps, turbines, etc.), equipment recalibration and internal equipment efficiency assessments. In addition, state and certain other regulatory agencies require a scheduled biennial inspection of plant components, such as steam boilers and registered pressure vessels and piping, which can only be performed during the period of shut down.
During our August 2007 turnaround at our Verdigris facility, expenditures capitalized as turnaround costs are summarized below:

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		Replacement
	Equipment	of valves,
	Disassembly/	motors,		Equipment		Natural gas
	Inspection/	turbines,	Replacement	Rentals for	Contracts fees	and nitrogen	Fixed plant	Total
	Testing and	compressors,	of	Disassembly/	and expense	for purging	overhead	turnaround
Process Area	Assessment	piping, etc.	electronics	Reassembly	reimbursement	and testing	costs	capitalization
Anhydrous Ammonia	$2,389,336	$3,830,665	$408,223	$692,953	$1,017,990	$346,875	$308,000	$8,994,042

Contract labor and associated expenses in above total	1,780,399	2,155,937	190,819	—	1,017,990	—	—	5,145,145

Nitric Acid	338,473	2,604,175	20,020	184,211	224,820	—	182,000	3,553,699

Contract labor and associated expenses in above total	189,056	572,792	—	—	224,820		—	986,668

Urea ammonium nitrate (UAN)	601,983	962,997	86,316	405,950	302,612	—	154,000	2,513,858

Contract labor and associated expenses in above total	302,024	377,478	27,328	—	302,612	—	—	1,009,442

Total	$3,329,792	$7,397,837	$514,559	$1,283,114	$1,545,422	$346,875	$644,000	$15,061,599

Contract labor and associated expenses in above total	$2,271,479	$3,106,207	$218,147	—	$1,545,422	—	—	$7,141,255

The foregoing costs encompass expenditures associated with the inspection and replacement of major equipment required or recommended by inspectors as well as replacement of worn or inefficient equipment. Paragraph 28 of FASB Concepts Statement 6 states that “the common characteristic possessed by all assets (economic resources) is service potential or future economic benefit, the scarce capacity to provide services or benefits to the entities that use them.” We determined the costs capitalized as part of a turnaround have both the common characteristics outlined in paragraph 28 as well as meet the definition of an asset as defined by paragraph 26. We believe the turnaround activities are betterments that extend the useful life, increase the earnings capacity and improve the efficiency of the equipment. Thus, these betterments have a future economic benefit and qualify for capitalization as an asset (consistent with FASB Concepts Statement 6) and subsequent amortization over the period they benefit. We also believe these costs are analogous to EIFT 90-8, Capitalization of Costs to Treat Environmental Contamination. This literature states that certain costs can be capitalized if certain criteria are met, specifically “the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned by the company. For purposes of this criterion, the

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condition of that property after the costs are incurred must be improved as compared with the condition of that property when originally constructed or acquired, if later.” We have determined the turnaround costs extend the life or increase the operating capacity compared to when it was originally placed in service or acquired.
The nature of the foregoing costs are as follows:
1.	Equipment Disassembly/Inspection/Testing and Assessment. This consists primarily of costs associated with the inspection of equipment in order to certify the safe operation as required by regulatory agencies. It also includes the cost of new components to obtain certification or efficiency gains.

We also believe capitalization of the inspection costs is supported by the accounting guidance in AICPA Industry Audit Guide, Audits of Airlines (the “Guide”). Chapter 3.64 of the Guide addresses aircraft engine overhauls. The Federal Aviation Administration (“FAA”) regulates air safety. Air safety regulation takes many forms and includes aircraft maintenance requirements. As a result of overhaul requirements established by the FAA, aircraft airframes and engines must be overhauled within specific intervals. The FAA has established overhaul cycles for each airframe and engine component in an effort to prevent potential hazards and to ensure transportation safety. Chapter 3.64 of the Guide indicates that airframe and aircraft engine overhauls encompass all inspections or replacement of major components, which the civil regulations require at specific maximum periodic intervals to recertify that the frame or engine is completely airworthy.

Similar to the airlines regulation by the FAA, the Company’s production plants are subject to inspection and certification by various regulatory agencies. In Iowa, where our Port Neal facility is located, a mandatory State inspection and certification is required every twenty five months for all boilers and associated high pressure steam equipment. A full shutdown and dismantling of pieces of the plant is mandatory to facilitate the inspection and certification. Other jurisdictions in which we operate have similar inspection and certification requirements. We believe costs incurred for the required regulatory inspections and certifications qualify for capitalization since we would be unable to operate without regulatory approval. We view this as an analogous to accounting guidance provided by the Guide.

2.	Replacement of valves, motors, turbines, compressors, piping, etc. This consists primarily of new and refurbished equipment items as well as the cost to install the equipment.

3.	Replacement of electronics. This consists of new electronic control devices, primarily to enhance the operating parameters and efficiency of the equipment.

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4.	Equipment Rentals for Disassembly/Reassembly. This includes large cranes, scaffolding, heavy forklifts, generators and welding equipment. This equipment is required to disassemble, hoist, move and reassemble the equipment during the turnaround.

5.	Contractor fees and expense reimbursement. This consists of contractor fees and reimbursement of expenses such as per diems, meals, hotels, travel and contractor’s own administration costs. Contractor fees represent fixed, agreed upon fees for turnaround services as compared to hourly rate billing. For example, we may contract for replacement of a turbine for a fixed fee of $20,000 vs. an hourly rate basis at an agreed upon rate per hour.

6.	Natural gas and nitrogen for purging and testing. This consists of natural gas and nitrogen utilized for the orderly shutdown and system purging to ensure no natural gas is present in the operating components before disassembly. This is required for safety purposes. Additionally, as the systems are brought back to certification operating standards, pressure testing is also performed. This includes the natural gas and nitrogen consumed during these testing periods.

7.	Fixed plant overhead costs. This consists of cost incurred during the shutdown period directly associated with the non operating equipment such as depreciation and other plant overhead costs.
Other costs incurred during our August 2007 turnaround at our Verdigris facility included $770,804 of routine repairs and maintenance that were expensed during the turnaround period. Examples of expense items include routine lubricants, cooling fluids, repair parts, gaskets, bearings, painting, and routine consumable maintenance supplies.
Effect of Turnarounds — Increased Production
Preceding a turnaround, plants experience decreased efficiency in resource conversion to finished products. Replacement of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts that have a life of at least two years, the internal assessment of production equipment and piping, replacement of aged catalysts, and recalibration of measurement and control devices result in improved plant efficiency and production output after the turnaround. As a result, the costs of the turnaround add future contributions to cash flows (principally lower operating costs and higher output) and these costs should be deferred and amortized over the period benefited, which is generally the two-year period until the next turnaround.
As an example, prior to the Verdigris turnaround referenced above, Unit #1 was producing ammonia at a rate of approximately 1,400 tons per day. Subsequent to the turnaround, the production rate increased to 1,550 tons per day, an increase of approximately 10.7%. In addition, other turnaround activities which occurred at the nitric acid and UAN production units

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resulted in production rate increases which were commensurate with the ammonia increases and are consistent with historical effects directly resulting from turnaround activities.
Additionally, the two most recent turnarounds at other plant locations demonstrate increased gains in production rates subsequent to turnaround. In November 2007, Terra’s Courtright, Ontario ammonia plant underwent a turnaround. Prior to the turnaround the facility was producing ammonia at a daily rate of approximately 1,432 tons. Subsequent to the turnaround the rate increased to 1,485 tons, an increase of 3.7%. In June 2008, Terra’s Yazoo City, Mississippi #9 Nitric Acid plant undertook a turnaround. Prior to the turnaround the plant was producing 611 tons of nitric acid per day. Subsequent to the turnaround the rate increased to 655 tons per day, an increase of 7.2%. There were no significant fixed asset additions during these turnarounds.
Repairs and Maintenance Expense
During a turnaround event, there will also be routine repairs and maintenance activities performed for normal operating purposes. The routine repairs and maintenance costs are tracked as separate work orders and expensed as incurred. All internal labor cost is expensed as maintenance cost in the period incurred. We do not capitalize internal labor cost either as separately identified assets or as turnaround costs. We do not classify routine repair and maintenance activities as part of the turnaround cost capitalization since they are not considered asset betterments. As noted above, during the Verdigris August 2007 turnaround period, Terra incurred repair and maintenance costs of $770,804 that was recorded as expense. Repair and maintenance costs were also expensed at the Courtright and Yazoo City plants during their turnarounds as well as all other turnarounds. Total repair and maintenance expense for Terra in 2005, 2006 and 2007 was $50.1 million, $52.5 million and $52.7 million, respectively.
The following is a summary of Terra’s turnaround activities from 2005 to 2008:

	Month of	Plant	Process
Year	completion	Location	Area
2005	February July December	Donaldsonville, LA Yazoo City, MS Courtright, ON	A2 Ammonia #8 Nitric Acid Ammonia, Nitric Acid, Urea, UAN

2006	February February February May May July October October October November	Yazoo City, MS Yazoo City, MS Severnside, UK Billingham, UK Billingham, UK Port Neal, IA Verdigris, OK Verdigris, OK Verdigris, OK Billingham, UK	Ammonia Plant Co Generation Ammonia, Nitric Acid, Ammonium Nitrate #3 Nitric Acid Nitram Plant Ammonia, Nitric Acid, UAN #2 Ammonia #2 Nitric Acid #2 UAN #1 Nitric Acid

2007	February May May August August August September November	Billingham, UK Woodward, OK Yazoo City, MS Verdigris, OK Verdigris, OK Verdigris, OK Billingham, UK Courtright, ON	#4 Ammonia Plant Ammonia, Nitric Acid, UAN, Methanol #6 Nitric Acid #1 Ammonia #1 Nitric Acid #1 UAN #4 Nitric Acid Ammonia, Nitric Acid, Urea, UAN

2008	June In Process In Process	Yazoo City, MS Donaldsonville, LA Port Neal, IA	#9 Nitric Acid A2 Ammonia Ammonia, Nitric Acid, UAN

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Cash Flow Classification
Terra classifies turnaround cost capitalization as an investing activity under the caption “Plant turnaround expenditures” in the Statement of Cash Flows. Paragraph 17 of FAS 95, Statement of Cash Flows, states “payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets” as an example of investing cash outflows. As noted above in the turnaround examples, the Company has experienced increased plant production rates and improved plant efficiency as a result of the turnaround investment. As this cash outflow has made an asset more productive, we believe the classification of turnaround expenditures as an investing activity is appropriate. Repair and maintenance costs are expensed as incurred and are included in the operating cash flow.
As previously indicated in our response dated July 9, 2008, we hereby re-acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any additional questions or comments, please contact me at 712-277-7233, or send a fax to me at 712-294-1222.
Sincerely,
/s/ Daniel D. Greenwell
Daniel D. Greenwell
Senior Vice President and Chief Financial Officer
Terra Industries Inc.